

October 31, 2011

Via E-mail
Mr. Lynn Amos
Chief Financial Officer
Polypore International, Inc.
11430 North Community House Road, Suite 350
Charlotte, NC 28277

> **Re:** **Polypore International, Inc.**
> **Form 10-K**
> **Filed February 25, 2011**
> **File No. 1-32266**

Dear Mr. Amos:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended January 1, 2011

Item 3. Legal Proceedings, page 23

1. We note your statement on page 24 that you believe that the final resolution of the FTC and Microporous matter will not have a material adverse impact on your business, financial condition or results of operations. In future filings, please describe and quantify the assets that are subject to the potential divestiture, quantify the percentage of revenues generated by these assets, and disclose whether those assets generated a profit or loss in any period presented that was material to consolidated operating results or cash flows. Refer to Section 501.12.b.3 of the Financial Reporting Codification.

Management's Discussion and Analysis, page 28

Liquidity and Capital Resources, page 37

2. You state on page 38 that when loans are outstanding under the revolving credit facility, you are required to maintain a senior leverage ratio of indebtedness to Adjusted EBITDA of less than 3.00 to 1.00, and that at January 1, 2011, your senior leverage ratio was 1.62 to 1.00. You also disclose that under the revolving credit facility, you had $80.9 million of borrowings available at that date, which consists of the $90.0 million facility less undrawn standby letters of credit. Please confirm to us that no loans are outstanding under the revolving credit facility at each of January 1, 2011, April 2, 2011 and July 2, 2011, and if so, that maintenance of a senior leverage ratio does not apply.

3. Please tell us and disclose in MD&A in future filings the following: i) how much of your consolidated cash balance is held in foreign accounts, ii) whether there are any restrictions over the ability of the registrant to transfer funds with and among its subsidiaries; and iii) whether there could be any material adverse tax consequences if the registrant transferred foreign cash to the U.S.

3. Property, Plant and Equipment, page 54

4. Please tell us more about the specific projects that materially comprise the construction in progress (CIP) balance. For each material project, describe the business purpose and identify the construction commencement date and the expected completion date. Describe the costs classified to this account and clearly distinguish these costs from repairs and maintenance costs. Further, please quantify the repairs and maintenance expense that has been recognized in each of the last two fiscal years.

6. Accrued Liabilities, page 55

5. Please tell us the reason for the significant increase in "Compensation expense and other fringe benefits" during 2010, and the nature of the "Other" line item.

22. Segment Information, page 72

6. You disclose you have three operating segments and report two segments. We note, among other things, the following: i) Exhibit 21.1 reports many foreign subsidiaries; ii) the tax footnote on page 59 reports that most of your pre-tax income is generated by foreign operations; iii) the segment footnote on page 74 shows that foreign sales are 67% of consolidated sales; and iv) the foreign operations risk factor on page 19 suggests the economic characteristics of foreign operations could be dissimilar. Please provide to us all financial reports given to the CODM for the years from 2008 to 2010, including any reports with disaggregated geographic data.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at 202-551-3743, Al Pavot at 202-551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief